United States
Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rule
13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August 2004

Commission File Number 000-27811

CHARTERED SEMICONDUCTOR
MANUFACTURING LTD
(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)

Republic of Singapore
(Jurisdiction of incorporation or organization)

60 Woodlands Industrial Park D
Street 2, Singapore 738406
(65) 6362-2838
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑                     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☑

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

SIGNATURES
EXHIBIT INDEX
Ex-99.1 Press Release of the Company dated August 12, 2004

1.	Other Events

On August 12, 2004 in Singapore, the Company issued a news release announcing that it has entered into an option transaction. A copy of the news release dated August 12, 2004 is attached hereto as Exhibit 99.1.

2.	Exhibits

          99.1   Press release of the Company dated August 12, 2004.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: August 11, 2004

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
By:	/s/ George Thomas
	Name:	George Thomas
	Title:	Vice President and Chief Financial Officer

EXHIBIT INDEX

          99.1   Press release of the Company dated August 12, 2004.